

August 19, 2024

Kim Kwan Kings Wong
Chief Executive Officer
Top Wealth Group Holding Limited
Units 714 & 715, 7F, Hong Kong Plaza
188 Connaught Road West
Hong Kong

      Re: Top Wealth Group Holding Limited
           Draft Registration Statement on Form F-1
           Submitted August 13, 2024
           CIK No. 0001978057

Dear Kim Kwan Kings Wong:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Mengyi "Jason" Ye, Esq.